Prospectus Supplement Dated May 20, 1999 to Prospectus Dated
April 20, 1999

QWEST COMMUNICATIONS EXTENDS EXCHANGE OFFER

Denver, May 20, 1999. Qwest Communications International Inc. (the "Company") has extended to 5:00 p.m., Eastern Daylight Time ("EDT"), May 25, 1999, its offer (the "Exchange Offer") to exchange its 7.25% Series B Senior Notes Due 2008 ("New Notes") for its 7.25% Senior Notes Due 2008 ("Old Notes"). The offer had been schedule to expire at 5:00 p.m. EDT on May 20, 1999. Old Notes in the approximate aggregate principal amount of $296 million have been tendered in the Exchange Offer.

Holders of Old Notes who do not tender before 5:00 p.m. EDT May 25, 1999, will continue to hold unregistered securities and will have no right to compel the Company to register their Old Notes under the Securities Act of 1933.

About Qwest
Qwest Communications International Inc. (Nasdaq: QWST) is a leader in reliable and secure broadband Internet-based data, voice and image communications for businesses and consumers. Headquartered in Denver, Qwest has more than 8,500 employees working in North America, Europe and Mexico. The Qwest Macro Capacity Fiber Network, designed with the newest optical networking, will span more than 18,500 route miles in the United States when it is completed by mid-1999, and an additional 315-mile network route that will be completed by the end of the year. In addition, Qwest and KPN, the Dutch telecommunications company, have formed a venture to build and operate a high-capacity European fiber optic, Internet Protocol-based network that has 2,100 miles and will span 9,100 miles when it is completed in 2001. Qwest also has nearly completed a 1,400-mile network in Mexico. For more information, please visit the Qwest web site at www.qwest.com.

# # #

This release may contain forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Qwest with the SEC, specifically the most recent reports which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including potential fluctuations in quarterly results, dependence on new product development, rapid technological and market change, failure to complete the network on schedule and on budget, financial risk management and future growth subject to risks, Qwest's ability to achieve Year 2000 compliance, and adverse changes in the regulatory or legislative environment. Qwest undertakes no obligation to review or confirm analysts' expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Qwest logo is a registered trademark of Qwest Communications International Inc. in the U.S. and certain other countries.